Mentor Securities, LLC

**Financial Statements and Supplementary Information
For the Year Ended December 31, 2020
(Confidential Pursuant to Rule 17a-5(e)(3))**







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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67923

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mentor Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 N. Westlake Blvd., Suite 204
(No. and Street)

Westlake Village	CA	91362
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LMHS, P.C.
(Name – *if individual, state last, first, middle name*)

80 Washington St, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Davis Blaine _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Mentor Securities, LLC _____ , as
of December 31, _____ , 20 20 ____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

Chairman _____

Title

 *See attached Certificate

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing. see section 240.17a-5(e)(3).*

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State of California
County of ___Los Angeles___

Subscribed and sworn to (or affirmed) before me

on this ___18___ day of ___February___, 20_21_,
          Date   *Month*   *Year*
by

(1)___Davis Blaine_____

(and (2)_____),
            Name(s) of Signer(s)



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Mentor Securities, LLC

December 31, 2020

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6-10
Supplemental Information	
Schedule I:	
Computation of Net Capital Under Rule 15c3-1	
of the Securities and Exchange Commission	11
Reconciliation with Company's Net Capital Computation	12
Schedule II:	
Computation for Determination of Reserve Requirements	
Under Rule 15c3-3 of the Securities and Exchange Commission	
Schedule III:	
Information Relating to Possession or Control Requirements	
Under Rule 15c3-3 of the Securities and Exchange Commission	13
Review Report of Independent Registered Public Accounting Firm	14
Management's Assertion Regarding Exemption – Non-Covered Firms)	15



LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Member
Mentor Securities, LLC
Westlake Village, CA

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mentor Securities, LLC, as of December 31, 2020, and the related statements of operations, changes in members' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mentor Securities, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Mentor Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on page14 has been subjected to audit procedures performed in conjunction with the audit of Mentor Securities, LLC's financial statements. The supplemental information is the responsibility of Mentor Securities, LLC management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240.17a-5*. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts

2/15/2021

Members of
AICPA

MENTOR SECURITIES, LLC

Statement of Financial Condition
December 31, 2020

ASSETS

Cash and cash equivalents [Note 2]	$	22,856
Prepaid Expenses		8,948
Total assets	$	31,804

LIABILITIES AND MEMBERS' EQUITY

Liabilites:

Current liabilities		
Accounts payable & Accrued expenses	$	4,146
Total liabilities		4,146
Members' equity :		
Members' equity		27,658
Total members' equity		27,658
Total liabilities and members' equity	$	31,804

The accompanying notes are an integral part of these financial statements

2

MENTOR SECURITIES, LLC

Statement of Operations
For the year ended December 31, 2020

REVENUE

Success fees	$	64,850
Retainer fees		35,000
Interest Income		81
Other Income		1,543
Total revenue	$	101,474

EXPENSES:

Professional fees	$	28,318
Commission expense		60,300
Rent expense		1,800
Other operating expenses		10,610
Total expenses	$	101,028
NET INCOME BEFORE INCOME TAXES	$	446
LLC fees & CA annual minimum tax [Note 4]	$	7,956
NET LOSS	$	(7,510)

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC
Statement of Changes in Member's Equity
For the year ended December 31, 2020

	Member's Equity		Net Gain		Contributions (Distributions)		Total Member's Equity
Beginning balance January 1, 2020	$	21,168				$	21,168
Member's contributions					14,000		14,000
Net Loss			(7,510)				(7,510)
Member's distributions		-			-		-
Ending balance December 31, 2020	$	21,168	$	(7,510)	$	14,000	$	27,658

The accompanying notes are an integral part of these financial statements

MENTOR SECURITIES, LLC
Statement of Cash Flows
For the year ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(7,510)
Adjustments to reconcile net loss to net cash		
provided/(used) by operating activities:		
(Increase) decrease in:		
Prepaid Expenses		(5,094)
Increase (decrease) in:		
Accounts Payable & Accrued Expenses		(3,196)
Total adjustments	$	(8,290)
Net cash used in operating activities	$	(15,800)

CASH FLOWS FROM INVESTING ACTIVITIES

Contributions		14,000
Distributions		-
Net cash provided by investing activities	$	14,000
Decrease in cash	$	(1,800)
Cash - beginning of year	$	24,656
Cash - end of period	$	22,856

The accompanying notes are an integral part of these financial statements

Note 1: Organization

Mentor Securities, LLC (the "Company") was organized in the State of California on April 27, 2007. The Company is currently registered as a broker-dealer under Section 15(b) of The Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ["FINRA"] and the Security Investor Protection Corporation ["SIPC"].

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including private placements and merger and acquisitions.

Under its membership agreement with FINRA the Company will not claim an exemption from SEA Rule 15c3-3. The Company is a Non-Covered firm that relies on Footnote 74 to SEC Release 34-70073. The Company does not hold or carry customer funds or securities.

Note 2: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America. The Company uses accrual method of accounting.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less when purchased to be cash equivalents. As of December 31, 2020, the Company had a cash balance of $22,856.

Revenue Recognition

The company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned. The Company also receives success fees when transactions are completed. Success fees are recognized when earned, which means the Company has no further continuing obligations and collection is reasonably assured. Retainer fees that are not subject to refund are recognized when received subject to the terms of engagement.

Revenue Recognition (Continued)

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

C. Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over timer for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, the Company maintains that no such contract liabilities existed nor were there any circumstances whereby significant judgement was needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Professional fees

As of December 31, 2020, the Company paid $28,318 in professional fees, which included legal, accounting, analysis, and consulting services.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no comprehensive income items for the year ended December 31, 2020.

The firm did not have any adjustments that would have made comprehensive income different from net income.

Note 3: Securities owned

As of the statement of financial condition date the Company does not own any corporate stocks or debt instruments.

Note 4: Income taxes

The Company, with the consent of its members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes for Federal and State income tax, all income or loss "flows through" to the member's individual income tax returns. However, provisions are made for the State of California's annual minimum tax and LLC fees that are reflected in these financial statements. As the tax obligations are passed through to its members, any audit or review considerations related to Internal Revenue Under section 6501(a) of the Internal Revenue Code (Tax Code) and section 301.6501(a)-1(a) of the Income Tax Regulations (Tax Regulations), the IRS is required to assess tax within 3 years after the tax return was filed with the IRS. Service assessments and statute of limitations thereof are borne by the Company's members.

Note 5: Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets and measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financial. ASC 820 accomplishes the following key objectives:

- Defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date;

- Establishes a three-level hierarchy (the "Valuation Hierarchy") for fair value measurements;

Note 5: Fair Value Continued

- Requires consideration of the Company's creditworthiness when valuing liabilities; and expands disclosures about instruments measured at fair value.

The Valuation Hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. A financial instrument's categorization within the Valuation Hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of the Valuation Hierarchy and the distribution of the Company's financial assets within it are as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology included quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Certain financial instruments are carried at cost on the statement of financial condition, which approximate fair value due to their short-term highly liquid nature. These instruments include cash and cash equivalents, accounts receivable, accrued expenses and other liabilities and deferred revenue.

Note 6: Net capital requirements

Pursuant to the Basic Uniform Net Capital provisions of the Securities and Exchanges Commission, the Company is required to maintain a minimum net capital, as defined, in such provision. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020 the Company had net capital and net capital requirements of $18,710 and $5,000 respectively. The Company's aggregate indebtedness to net capital ratio was .22 to 1 which is less than 15:1.

Note 7: Related party transactions

The Company shares office space with an entity related by common management. The Company pays rent to one of its members for this office space. During the year December 31, 2020 the Company paid $1,800 to its member under this agreement.

At December 31, 2020, the Company owed its Parent, The Mentor Group, LLC, $2,650.

Note 8: __Commitments and Contingencies__

As of the audit date there are no contingencies, guarantees of debt, and the like. Rental commitment which includes administrative services is $150.00/month or $1,800/year.

Note 9: __Subsequent Events__

Management has evaluated subsequent events through February 15, 2021, the date which the financial statements were available to be issued.

As a result of the COVID-19 outbreak in the United States, the financial and operational challenges have risen. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak without a reduction in workforce. Although these challenges are expected to be temporary, the extent of the financial impact and other possible impacting matters going forward are unknown at this time.

Schedule I

Mentor Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2020

NET CAPITAL

Total partners' equity		$ 27,658
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		27,658
Deductions:		
Nonallowable assets		
Prepaid expenses	8,948	
		8,948
Net capital before haircuts on securities positions		18,710
Haircuts on securities		
NET CAPITAL		**$ 18,710**

AGGREGATE INDEBTEDNESS

Other payable and accrued expenses, and others	4,146	
		4,146
Total aggregate indebtedness		$ 4,146

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required:		276
Minimum dollar required:		$ 5,000
Excess net capital		$ 13,710
Net capital less greater of 10% of aggregate indebtedness		
or 120% of minimum dollar amount		$ 4,314
Ratio: Aggregate indebtedness to net capital		.22 to 1

Schedule I

Mentor Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2020

Net capital, as reported in Company's Part IIA (unaudited)

FOCUS report		$ 18,710
Adjustments:	-	
Net capital per above		$ 18,710

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company does not claim an exemption under paragraph (k) of 17
C.F.R. 240. 15c3-3.
The Company is a Non-Covered firm that relies on Footnote 74 of the
SEC Release No. 34-70073

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
The Company does not claim an exemption under paragraph (k) of 17
C.F.R. 240. 15c3-3.
The Company is a Non-Covered firm that relies on Footnote 74 of the
SEC Release No. 34-70073

The accompanying notes are an integral part of these financial statements



LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Mentor Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Mentor Securities, LLC. indicated that Mentor Securities, LLC. may file an Exemption Report because it had no obligations under 17 C.F.R. §240.15c3-3, as its business activities are exclusively to private placements of securities and business advisory services relating to corporate finance transactions. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) and (2) Mentor Securities, LLC stated that Mentor Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Mentor Securities, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mentor Securities, LLC.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. §240.15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMH, P.C.
Norwell, Massachusetts
February 15, 2021

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

Members of AICPA



Mentor Securities LLC
200 N. Westlake Blvd., Suite 204
Westlake Village CA 91362, USA
818.991.4150 | Fax: 818.991.4904
www.mentorsecurities.com
Member FINRA/SIPC

Mentor Securities, LLC
Exemption Report
December 31, 2020

Mentor Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1)   The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2)   The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities and business advisory services relating to corporate finance transactions. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Mentor Securities, LLC

I, Davis Blaine, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Davis Blaine

Davis R. Blaine
Chairman